Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

The following is a transcript of an interview with Christopher E. Kay, an Executive Vice President of M&T Bank Corporation, which took place on WGRZ on February 25, 2021. A video replay of this interview was made available to M&T Bank Corporation employees on the company’s internal website on February 26, 2021.

Michael Wooten:

The all-stock purchase of People’s United Financial Bank comes in at about $8 billion, combined you’re looking at $200 billion in assets, and 1,100 locations across 12 states. If approved, this deal could close by the end of this year. I talked about that and a lot more earlier today with Chris Kay. He leads all aspects of Consumer and Business Banking as executive vice president at M&T.

Mr. Kay, thanks so much for your time. Let me first ask of you, what should Western New Yorkers take away from this acquisition that M&T is working on completing?

Chris Kay:

You know Michael, Western New Yorkers should take away the fact that this is a really amazing growth opportunity to bring together two banks that have extraordinarily similar histories, banks that for over 100 years have been focused on serving communities. And for us in Buffalo, it’s a story of M&T Bank growing and bringing together communities now from Maine all the way down to D.C.

Michael:

What specifically will this mean for Buffalo in terms of, you know, new jobs. Can we expect this to be a boost to the economy of Western New York?

Chris:

So Michael, we’re really excited about the opportunities ahead for our colleagues here in Buffalo and the community as a whole and, you know, as we look at growth we’re really excited to be a banking franchise that’s growing but also really continue to be rooted in our core mission which is to serve our communities. I’m sure that there’s going to be growth opportunities in Buffalo. In fact, there already are. I think last year we announced that we’re hiring 1,500 technologists here in the region and you know, it’s really important for us to continue to grow that sort of creative class here in Buffalo because our success is deeply rooted in the community’s success here.

Michael:

I want to ask you about those tech jobs because obviously it’s a big project with what you’re doing in Seneca One, the largest building in Buffalo. How is that progressing right now?

Chris:

Well, the building is almost shaded out and boy we all want to get back to work in some respects. You know we’re really excited about the tech hub, not only for us to continue to build out our own technology capabilities but what it means for the region. And even though the building’s open the tech academy is. We have launched an initiative in partnership with other companies around the region called Western New York Skills. So we’ve sent word out that we’d like to bring in 3,000 people to help them build their skills around technology, and help get those that are in need new skills right now.

Michael:

The pandemic has changed everything, no matter what industry you work in, and I’m sure that is the case for your employees. You mentioned that everyone is anxious to get back to work, and we all look forward to that. How have you been able to weather through these pandemic difficulties?

Chris:

You know, first and foremost we had a number of colleagues who are working out and serving customers every day in our Retail businesses, and we’re very thankful for the work they do in supporting the customers. And I am also thankful for the fact that we pivoted, Michael, a large portion – about 95% of the remaining employees – to work from home, just as the pandemic got going and the government came out with CARES Act and PPP. And you know, as the no. 1 SBA lender in Buffalo and the fifth-largest in America, we really had to step in. And so we took a team from 20 to 2,000, all remotely, and over a period of three days we worked to develop a new plan to provide over $7 billion of loans to 35,000 businesses. And for that community that means 5,000 businesses, a billion dollars of lending and 120,000 employees here in Western New York. I think everybody is learning new ways that we’re going to be taking advantage of as we go forward.

Michael:

You mentioned those PPP loans and they’ve been so important to especially small businesses. I want to end by asking you for your assessment of the Western New York economy as a whole. I mean, we aren’t done with the virus yet, so obviously that’s still a big priority but, where are we right now in terms of rebounding?

Chris:

Yeah, well you know clearly there’s still stress in the economy. But if we look back from April to now we’re starting to see more resilience. If we look at our Western New York customer base, and we look at their purchase patterns using our debit and credit card data, we’re actually right about or just a little bit above believe it or not prepandemic levels. But I think, you know, our focus needs to be collectively as a region on Main Street and supporting our small businesses to ensure that we’re shopping with our small businesses and really leaning into that. But there’s a ways to go, Michael.

Michael:

Yeah, no doubt. Chris Kay, Executive Vice President with M&T Bank. Really appreciate you coming on and talking about this acquisition and also some other issues important to Western New York. Thanks for your time.

Chris:

Thanks Michael.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of M&T and People’s United Financial, Inc. (“People’s United”), which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 9, 2020, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.